April 27, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

MinebeaMitsumi Presents Lighting Innovations at Light Fair International 2017

MINEBEA MITSUMI Inc. (MinebeaMitsumi) will be exhibiting again this year at North America’s largest lighting exhibition, Light Fair International 2017 (LFI2017, May 9-11, 2017; Location: Philadelphia’s Pennsylvania Convention Center), as we did in 2016.

With our exhibit at LFI last year, MinebeaMitsumi launched sales in North America of our new LED lighting SALIOT (Smart Adjustable Light for the Internet Of Things). We have concluded a sales alliance contract and are engaging in sales activities in North America with Edison Price Lighting, an American lighting equipment manufacturer established in 1952.

At this year’s LFI, we will be exhibiting the double-design award-winning SALIOT CUBE—winner of Japan’s Good Design Award last year and Germany’s iF Award—as well as making new proposals with our next-generation, under-development models: the Tracking Model, which utilizes sensor technology by Mitsumi Electric Co. Ltd., benefitting from our business integration; the Full Color Model, capable of 16 million pixel expression; and the Change Color Temperature(CCT) Model, capable of performance between 3000K and 5000K according to the situation.

MinebeaMitsumi is working on R&D thinking that wireless or wired connectivity, sensors and the IoT are the keywords of the parts industry. In particular, we think that lighting is a product that can occupy an important position connecting devices in daily life in the arriving IoT society. In the future, MinebeaMitsumi will continue to take on the challenge of adding new value to lighting so that participants in the lighting industry can deliver products that will be useful to the lives of end users.
Image of the MinebeaMitsumi Booth

[Main Exhibition Items]

New Lineup in North America
・SALIOT　CUBE

・24W Bluetooth Track Light
・7 inch・5 inch Bluetooth Adjustable Recessed Lights
・SALIOT Smart Switch

Next Generation (Under Development)
・Tracking A, B
・Full Color
・SALIOT CUBE With Discrete Camera Monitoring
・Pin Hole Recessed Light
・All Weather Motorized Stadium Light
・Fan Motors for LED Lighting
・Smart City Solutions
・Mitsumi Products for Lighting Controls

[Exhibition Overview]
Open to Public May 9-11, 2017
LFI2017 Official Website：http://www.lightfair.com/
Booth NO：3539

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■ Media Inquiries:
Corporate Communications Office
Phone +81-3-6758-6703	Fax +81-3-6758-6718